Ex. 3.3.2
The following Section 3.13 was added to the Company’s bylaws on April 22, 2008:
“SECTION 3.13 Disqualification of Director. Any director shall be disqualified from the Board of Directors, and shall cease to be a director at such time as the director or any affiliate of the director files and maintains a legal proceeding against the Company. The vacancy created by the disqualification of any director pursuant to this Section 3.13 shall be filled pursuant to Section 3.8.”